X KH 3/8



13030453

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
MAR 01 2013
Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-67140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bristol Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Executive Drive Suite 209
(No. and Street)

Plainview (City) New York (State) 11803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hartzman 516 349 5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPA's, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Avenue, Suite 550 (Address) Garden City (City) New York (State) 11530 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
REGISTRATIONS BRANCH
12

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/9/13

OATH OR AFFIRMATION

I, Michael Hartzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bristol Financial Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YVETTE WERTHNER
Notary Public, State of New York
No. 01WE6247668
Qualified in Suffolk County
Commission Expires August 29, 2015

BRISTOL FINANCIAL SERVICES INC.
(A Corporation)

FINANCIAL STATEMENT

DECEMBER 31, 2012

BRISTOL FINANCIAL SERVICES, INC.
(A Corporation)
DECEMBER 31, 2012

TABLE OF CONTENTS

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors
Bristol Financial Services, Inc.
Plainview, New York 11803

We have audited the accompanying statement of financial condition of Bristol Financial Services, Inc. (a New York State corporation) (the Company) as of December 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

Because we were not engaged to audit the statement of income, changes in stockholders' equity, and cash flows, we did not extend our auditing procedures to enable us to express an opinion on results of operations and cash flows for the year ended December 31, 2012. Accordingly, we express no opinion on them.

In our opinion, the statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial position of Bristol Financial Services, Inc. as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the previous year.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

Kalmus, Siegel, Harris + Goldfarb

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Garden City, New York
February 21, 2013

BRISTOL FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Assets		
Cash and cash equivalents	$	48,286
Receivable from broker-dealers and clearing organizations		52,704
Fixed assets at cost, less accumulated depreciation of $44,894		9,907
Other assets		232,734
	$	343,631

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	58,355
Stockholders' Equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		25,000
Additional paid-in capital		117,201
Retained earnings		143,075
Total Stockholders' Equity		285,276
	$	343,631

See accompanying notes to financial statements.

BRISTOL FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

1. ORGANIZATION & NATURE OF BUSINESS

Bristol Financial Services, Inc. (the "Company"), founded in 2005, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company has grown into a multi-line financial services firm serving businesses, individual clients, institutions, endowments and foundations. The Company is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, ETF's, Mutual Funds, Retirement Programs, Investment Advisory Services, Annuities, Bonds and Life Insurance. The business operates from an office located in Plainview, New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The accompanying financial statements are presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently.

Depreciation and amortization
Fixed assets are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred.

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years with a half-year provision in the year of acquisition. Amortization of computer software is provided on a straight-line basis over 36 months. Depreciation and amortization expense for the year ended December 31, 2012 totaled $6,911.

Uncertain tax position
The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 Accounting for Uncertainty in Income Taxes*. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2009 are no longer subject to examination by tax authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Cash and cash equivalents
Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee income
Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

Commissions
Transactions executed by the broker-dealer as agents for customers and related commission income and expenses are recorded on a trade date basis as securities transactions occur.

Income taxes
No provision has been made for federal income taxes. The Company has elected to be treated as an S Corporation under the Internal Revenue Code and, where permitted, under the related sections of applicable state tax codes. The Company's stockholders include the operations of the Company in their individual income tax returns. The Company pays state franchise tax, when applicable.

3. RELATED PARTY TRANSACTIONS

The Company at times is advanced money by its stockholders or other stockholder owned entities on a short-term basis. At December 31, 2012, there was no money due to stockholders or stockholder owned entities.

4. FIXED ASSETS

Fixed assets at December 31, 2012 consisted of:

Equipment & office furniture	$ 47,977
Computer software	6,824
	54,801
Less: accumulated depreciation and amortization	44,894
Real property, net of accumulated depreciation and amortization	$ 9,907

See independent auditors' report.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the minimum net capital requirement was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness.

At December 31, 2012, the Company had net capital of $42,635 which was $37,635 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.37 to 1.

6 OTHER ASSETS

As of December 31, 2012, other assets primarily consisted of fees and commissions receivable from mutual funds and variable annuities in the amount of $232,734.

7. COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial terms in excess of one year. Minimum aggregate annual rentals for office space at December 31, 2012 are approximately as follows:

For the Years Ending December 31,:	Amount
2013	$ 73,999
2014	76,589
2015	79,270
2016	33,501
	$ 263,359

Rent expense for the year ended December 31, 2012 was $71,497.

8. SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosures in the Company's financial statements.